Exhibit 99.3

CORPORATE GOVERNANCE REPORT

Borr Drilling Limited (the “Company”) is organized and existing under the laws of Bermuda and the corporate governance principles applicable to it are set out in the Bermuda Companies Act 1981, the Company’s bye-laws (the "Bye-Laws") and its memorandum of association.

The Company’s shares are listed on the New York Stock Exchange (“NYSE”) but as a foreign private issuer, the Company may follow home country corporate governance practices instead of certain of NYSE’s requirements. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we provide a statement of the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. This is available in our Annual Report on Form 20-F

The Company’s depository receipts are also listed on the Oslo Stock Exchange (the "OSE"), and is therefore subject to Norwegian Securities Trading Act and the Norwegian Stock Exchange Regulations, both of which are relevant to the Company’s corporate governance. In the following is a report on our principles and practice in respect of corporate governance pursuant to Section 3-3b of the Norwegian Accounting Act and Section 5-7, third paragraph, of the Securities Trading Regulations.

Implementation and Reporting on Corporate Governance

Responsibility for the overall corporate governance policy of the Company sits with the Board of Directors (the “Board”).

In defining this policy, the Board has observed the requirements set out in applicable laws, relevant recommendations and specific requirements arising from the Company's business activities. The Company recognises that the Norwegian Code of Practice for Corporate Governance of 17 October 2018 (available at www.nues.no, the "Code") represents an important standard and promotes principles aimed at strengthening confidence among shareholders of OSE listed companies.  Most of the principles and recommendations in the Code are included in the Company's corporate governance policy. There are, however, some areas where the Company's governance principles differ from those of the Code, primarily due to differences between the Bermuda Companies Act and/or the Bye-Laws and the Norwegian Public Limited Companies Act.  Adherence to the Code is based on the principle that companies comply or explain why it has chosen an alternative approach.  We comply with the Code unless specifically stated below.

The Board has codified certain corporate governance principles in a "Code of Conduct," which emphasises our zero tolerance approach to corruption and sets out the standards of ethics and good business practice which we require our employees, consultants and others working in the Company and its subsidiaries (the "Borr Group") to adhere to.

The Code of Conduct and the Company’s Corporate Governance Guidelines are available on the Company's website.

Business

The Company’s memorandum of association describes the Company’s objects for which the Company was formed as unrestricted. This deviates from the recommendation in the Code that the business should be clearly described but it meets the requirements of the Bermuda Companies Act.

As recommended by the Code, the Board leads the Company’s strategic planning and makes decisions which form a basis for the Company’ executive management to implement clear objectives, strategies and risk profiles for the business activities of the Company to create value for shareholders. These objectives, strategies and risk profiles are communicated to the market and reviewed regularly, and at least annually, by the Board.
Equity and Dividends

The Board strives to optimize the capital structure of the Company and strike an optimal balance between debt and equity, assessing and managing the risks associated with these. The Company is not required to call a general meeting to report on the Company’s financial condition or measures proposed to rectify any fall in equity value which differs from the Norwegian Public Limited Company’s Act (“ASAL”) (which does not apply to the Company).

Under the Bye-Laws, the Board may declare dividends and distributions without the approval of the shareholders in general meetings. This differs from the recommendation in the Code that such a mandate be explained and be based on the company’s dividend policy.

The Company’s aim is to provide its shareholders with a competitive return on their investment through a positive development in the price of the Company’s shares and, when the Company’s profits so allow, dividends to its shareholders.

The Company’s shareholders may, by way of a resolution in a general meeting of all shareholders (a “General Meeting”) increase the Company’s authorized share capital, reduce the authorized share capital (by reducing the number of unissued but authorized shares) and increase or reduce the issued share capital. The procedures for this are set out in the Bye-Laws and the Bermuda Companies Act.

The Board has, under Bermuda law, wide powers to issue authorized but unissued shares in the Company. The Board is also authorized in the Bye-Laws to purchase the Company’s shares and hold these in treasury. These powers are not restricted to any specific purposes nor to a specific period as the Code recommends.

Equitable treatment of shareholders and transactions with close associates

The Company has only one class of shares. Each share carries one vote. All shares have equal rights. All shares have a right to participate in General Meetings. Each of the depository receipts listed on OSE represents the beneficial interest in one of these shares. Holders of the depository receipts listed on OSE must use their shareholders’ rights indirectly through the VPS registrar, currently DNB Bank ASA, Global Companies Registrars Section.

Under the Bermuda Companies Act, no shareholder has a pre-emptive right to subscribe for new shares in a limited company unless (and only to the extent that) the right is expressly granted to the shareholder under the bye-laws of such company or under any contract between the shareholder and such company. The Bye-Laws do not provide for pre-emptive rights.

The Board aims to only transact in the Company’s securities at their market value (as reflected in the share price quoted on the OSE or the NYSE from time to time).

Members of the Board (each a "Director") and the Company's senior management shall notify the Board if they have any material interest, whether direct or indirect, in any transaction which the Borr Group intends to conclude.

Following these guidelines, any Directors and/or member of the Company's senior management who have an interest in any such transaction shall always refrain from participating in the discussions on whether to conclude such transaction or not in the relevant corporate bodies in the Borr Group.

Further, the Board shall always consider whether it is appropriate to obtain an independent third-party valuation of the object of any material transaction between the Company and any of its close associates.

Shares and Negotiability

The Bye-Laws requires the Board to decline to register a transfer of the Company's shares in a situation where the Board is of the opinion that such transfer might breach any applicable law or requirement of any authority or stock exchange until it has received such evidence as it needs to satisfy itself that no such breach will occur.

Save as provided above, the Company does not limit any party's ability to own, trade or vote for shares in the Company.

General meetings

The Code requires that the Board should ensure that the Company’s shareholders can participate in the General Meeting and the commentary makes reference to the provisions of ASAL which require notice of general meetings, (including any supporting documents for the resolutions to be considered therein) be made available on the Company's website no later than 21 days prior to the date of the General Meeting.

The Bye-Laws reflect Bermuda law which permits notice to be given no less than 7 days (excluding the day on which the notice is served and the day on which the General Meeting to which it relates is to be held) prior to a General Meeting.

The Board aspires to maintain good relations with its shareholders and potential investors in its securities, and to have an investor relation policy which complies with the OSE's Code of Practice for Investor Relations and the requirements of the NYSE.

The Board seeks to ensure that as many shareholders as possible are able to participate in the General Meetings. To achieve a high rate of shareholder attendance therein the Company:

•	publicly announces, the place, date and time of each General Meeting as early as possible, and at the latest seven days in advance thereof;
•	publicly announces the record date for each General Meeting at least ten days in advance thereof;
•	provides sufficient supporting documentation for any resolution proposed to be made at a General Meeting in order for the shareholders to prepare;
•	ensures that any registration deadline is set as close to the General Meeting as possible;
•	ensures that the shareholders may vote for each individual matter, including on each individual candidate nominated for election or re-election to the Board;
•	provides a proxy form to give shareholders who cannot meet in person the opportunity to vote;
•	makes Directors and the Chairman of the Nominating and Corporate Governance Committee available for attendance at the General Meeting.

Nominating and Corporate Governance Committee

The Code recommends that the Company has a nomination committee and, although the Company is not obliged by Bermuda law to establish a nomination committee. This is not laid down in the Bye-Laws. It is the Board and not the General Meeting which agrees the charter setting out the duties of the nomination committee and which elects the committee and remuneration of the nomination committee. This deviates from the Code.

Board: composition and independence

We consider that the composition of the Board is such that it attends to the common interests of all shareholders and meets the company’s need for expertise, capacity and diversity while seeking a group which can function effectively as a collegiate body.
Our Board is structured to ensure that it can operate independently of any special interests and the majority of our Board is independent of our executive management team and the Company’s material business contacts.  Two or more of the members of the Board are independent of the Company’s main shareholders.

As of today, the Board consist of:

Pål Kibsgaard, Chairman, Compensation Committee Member and Nominating and Governance Committee Member

Tor Olav Trøim, Deputy Chairman

Kate Blankenship, Director, Chair of Audit Committee and Compensation Committee

Neil Glass, Director, Nominating and Governance Committee, Chairperson and Audit Committee Member

Georgina Sousa, Director and Secretary

The Board will, in accordance with normal procedures for Bermuda companies, elect its chairman. This differs from the recommendation in the Code that the General Meeting shall elect the chairman of the Board.

The Directors shall, subject to applicable law and the Bye-Laws, hold office until the first General Meeting following such Director’s election. The Directors may be re-elected.

Directors stand for re-election at each annual general meeting but there is no limit on the term of office. This is a deviation from the Code.

We include details of the qualifications and experience of our directors in our annual report filed on form 20-F as well as identifying whether they are independent.  Details of the qualifications and experience the Directors are also available on the Company’s website

We do not provide a detailed record of attendance at board meetings and this is a deviation from the recommendation of the Code.

Directors are encouraged but not required to own shares in the Company.

According to the Bye-Laws the Board shall consist of not less than two Directors. Currently the Board consists of seven Directors.

The work of the Board

The Code recommends that the Board develops and approves written guidelines for its own work as well as the work of the Borr Group's senior managers with particular emphasis on establishing clear internal allocation of responsibilities and duties.

The Bermuda Companies Act does not require the Board to prepare such guidelines. The Board is of the opinion that there are no reasons to issue such guidelines at present.

In accordance with Bermuda law, the Board ensures that members of the Board and executive personnel make the company aware of any material interests that they may have in items to be considered by the Board.

In order to ensure a more independent consideration of matters of a material nature in which the Chairman of the Board is, or has been, personally involved, the board’s consideration of such matters will usually be chaired by some other member of the Board.

The Company has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The Board considers that all of the members of these Committees have relevant expertise and experience and that they are independent of executive management and shareholders. Details are set out in the annual report and on the Company’s website.

The Board evaluates its performance and expertise of the directors on an annual basis.

Risk management and internal control

The Board is focused on ensuring that the Borr Group's business practices are sound and that adequate internal control routines are in place. The Board continuously assesses the possible consequences of and the risks related to the Borr Group’s operations.

The Company is committed to protecting the health and safety of all of the Borr Group's employees and contractors in all their activities for the Borr Group and is committed to ensure generally accepted QHSE principles are integrated in everything the Borr Group does.

The Board supervises the Company’s internal control systems. These covers both the Borr Group's operations and its guidelines for ethical conduct and social responsibility.

In addition, the Board supervises Management’s processes and controls governing the Internal Control over Financial Reporting, to ensure the accuracy and timeliness of Management’s reporting to shareholders and the Market on matters pertaining to the Company’s primary financial statements (Statements of Operations, Balance Sheets and Statements of Cash Flows).

The Company was established in 2016 and has since that time experienced significant expansion, especially during 2018 when the company acquired Paragon Offshore Limited and shortly thereafter proceeded with a rationalization program. This growth, combined with the loss of historically significant individuals and relationships in the legacy Paragon business, resulted in too few resources to adequately follow and maintain our accounting processes, and constrained our ability to deploy additional capacity with which to address compliance with internal controls over financial reporting.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In accordance with reporting requirements, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

To remedy our identified material weakness, we disclosed in our Form 20-F for the year ended December 31, 2019 further steps which were taken to strengthen our internal control over financial reporting, which included: (i) engaging external third parties to assist with the implementation of our new internal control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) hiring more qualified personnel to strengthen the financial reporting function and to improve the financial and systems control framework, however, the identified material weakness has not been fully remediated.

In 2020, due to the impact of COVID-19 on our operational and financial performance, we were unable to hire additional qualified personnel to strengthen the financial reporting function and improve the financial and systems control framework through increased segregation of duties.
Based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission we have implemented and continue to implement control procedures to strengthen our internal control over financial reporting. Specifically, subsequent to December 31, 2020, Management is in the process of reviewing, and where necessary, modifying controls and procedures throughout the Company and we plan to address deficiencies identified during 2021, subject to the economic uncertainty at this time, the impact of the COVID-19 pandemic and the constraints on the re-allocation of current resources.

Remuneration of the Board

The remuneration of the Directors is set by the General Meeting. The Company may, on occasion, pay Directors their fee in the Company's shares and/or grant Directors options under the Company's share option scheme.

Section 11 of the Code requires that Directors should not take on specific assignments for the Company in addition to their appointment as Directors.

The Company will not refrain from engaging Directors for specific assignments for the Company if such engagement is considered beneficial to the Company. This differs from the recommendation in the Code. However, such assignments will be disclosed to the Board and the Board shall approve the assignment, as well as the remuneration.

Remuneration of Executive Personnel

The remuneration of the Borr Group's Chief Executive Officer and Chief Financial Officer is based on three components. The first component is each individual’s fixed salary. This is set based on the individual’s position and responsibility and the international salary level for comparable positions and local compensation such as housing allowance and mandatory pension payments.

The second component is a variable, discretionary bonus. Bonuses will be granted based on the performance of the Borr Group as a whole and each individual in relation to targets set annually.

The third component is a share option scheme or other long term incentive programme which may be established by the Company where share options can be issued to senior managers in the Borr Group.

The Code recommends that guidelines for the remuneration of executive personnel are prepared and approved by the General Meeting. Such guidelines should set forth an absolute limit to performance related remuneration. The Borr Group's remuneration policy does not require such a procedure, nor does it contain any such limit. This differs from the recommendation in the Code.

The Bye-Laws permits the Board to issue share options to the Company's employees, including members of the Borr Group's senior management team, without requiring that the General Meeting approves the number of options granted or the terms and conditions of such. In addition, the share option scheme is an incentive program.

Information and communications

The Company is committed to provide information on its financial situation, ongoing projects and other circumstances relevant for the valuation of the Company’s shares to the financial markets on a regular basis.

The Company is also committed to disclose all information necessary to assess the value of its share on its web site. Interested parties will find the Company’s latest news releases, financial calendar, company presentations, share and shareholder information, information about analyst coverage and other relevant information here.

Such information may also be found on the website of the OSE  (https://newsweb.oslobors.no/) and NYSE (www.nyse.com)

Information to the Company’s shareholders shall be published on the Company’s website at the same time as it is sent to the shareholders.

Take-overs

The Board has approved the following guidelines which will be applicable in the event a general offer is made for its shares.

In such an event, the Board will seek to ensure that the Company’s business activities are not disrupted unnecessarily. The Board will, furthermore, strive to ensure that shareholders are given sufficient information and time to form a view of the terms of such offer.

The Board will not pass any resolutions with the intention of obstructing the completion of any take-over offer unless this is approved by the General Meeting following the announcement of such offer.

If a take-over offer is made, the Board will issue a statement on its merits in accordance with statutory requirements and the recommendations in the Code.

The Board will consider obtaining a valuation of the Company's equity capital from an independent expert if a take-over offer is made in order to provide guidance to its shareholders as to whether to accept such offer or not.

Any transaction that is in effect a disposal of all of the Company's activities will be submitted to the General Meeting for its approval.

Auditor

The Audit Committee of the Board will, each year, agree a plan for the audit of the Borr Drilling Limited consolidated financial statements with its auditor. The Audit Committee will furthermore interact regularly with the auditor within the scope of this plan.

The current incumbent auditors are PricewaterhouseCoopers LLP, 1 Harefield Road, Uxbridge Middlesex, UB8 1EX